                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For               PRESS RELEASES ISSUED ON MAY 10 and 13, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                      Form 40-F  X
         -----                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No  X
   -----                   -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release issued on May 13, 2002 (08/02).

2.   Press Release issued on May 10, 2002.


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                              [QUEBECOR WORLD LOGO]

MAY 13, 2002                                                              08/02
FOR IMMEDIATE RELEASE                                               Page 1 of 2

               QUEBECOR WORLD ANNOUNCES CONTINUED EXPANSION OF ITS
                 NATIONWIDE PLATFORM FOR PRODUCING RETAIL INSERTS

Greenwich, CT -- May 13, 2002 --Quebecor World Inc.(NYSE, TSX: IQW), the global leader in the commercial print media industry announced today its plans to open a new retail offset production facility in Riverside, California. This new facility is part of the company's strategic growth initiative to provide the industry's most flexible and competitive North American manufacturing platform for the mass-production of retailers' inserts and mailers.

This plant will focus on the retail market and will significantly strengthen Quebecor World's presence on the West Coast. Furthermore, it will provide enhanced service to the large Southern California market, which represents approximately 50% of the West Coast's daily and Sunday newspaper circulation.

The 196,000 square foot Riverside facility will initially be equipped with 7 web offset heatset presses, with the potential for additional expansion. Start-up of the first three presses is planned for the fourth quarter of 2002, with the remaining four presses to be installed during the first quarter of 2003.

David Boles, President, Quebecor World's Retail and Sunday Magazine Group stated, "In conjunction with our other western retail facilities in Arizona, California, Nevada, British Columbia, and Alberta, Riverside will provide Quebecor World with the ability to service any retailer requiring circulation on the West Coast. Combined with the rest of our national gravure and offset capabilities, our unparalleled network of retail plants allows us to maximize both production and distribution efficiencies for our customers."

Additionally, 50,000 square feet of the Riverside facility will be designated for the newest Quebecor World Logistics consolidation facility, which will enhance Quebecor World's distribution capabilities in Southern California and Arizona. Dan Scapin, President of Quebecor World Logistics, stated, "This state of the art facility will utilize all of QWL's latest technology to provide our customers with time-definite delivery of mail, retail inserts, magazines, books, and commercial products and help maintain QWL's leadership in print distribution." Riverside is the cornerstone of QWL's expansion of its consolidation network into the West Coast, which is anticipated to include the addition of facilities in the Pacific North West.

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FOR IMMEDIATE RELEASE:                                              Page 2 of 2

Riverside, California was selected as the site for the new plant based upon its strategic location, as well as the favorable economic development incentives provided by the municipality. Kevin Palmer, at the Riverside Economic Development Agency said, "We are delighted to have Quebecor World elect to start a new manufacturing plant here in Riverside, and anticipate a positive impact on our local economy. They represent the exact kind of business partners that we want to attract."

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com
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For further information, please contact:

Tony Ross
Director, Communications
Quebecor World Inc.
Office: (514) 877-5317
Toll Free: 800-567-7070

Jeremy Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
Office: (514) 877-5118
Toll Free: 800-567-7070


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[CITY OF RIVERSIDE LOGO]                               [SPACE CENTER, INC. LOGO]


                              [QUEBECOR WORLD LOGO]


[FULLMER LOGO]         [GRUBB & ELLIS LOGO]         [TRAMMELL CROW COMPANY LOGO]




                                CITY OF RIVERSIDE
                                 PRESS STATEMENT
                       FOR IMMEDIATE RELEASE MAY 10, 2002



Contacts:
            Kevin Palmer (909) 826-5665              Graham Tingler (949) 851- 1490
            Economic Development Manager             President, Western Region
            City of Riverside                        Space Center Inc.

            Tony Ross (514) 877-5317                 Ron Washle/Mark Kegans  (909) 605-1100
            Director of Communications               R/E Tenant Representative
            Quebecor World Inc.                      Grubb & Ellis

            David Nazaryk (949) 477-4732             Jim Fullmer (909) 947-9467
            Landlord representative                  General Contractor
            Trammel Crow Company                     Fullmer Construction


                       WORLD'S LARGEST COMMERCIAL PRINTER
                               MOVES TO RIVERSIDE

Riverside, CA -- May 10, 2002 -- Quebecor World, the world's largest commercial printer, signed a long-term agreement with Space Center to occupy 196,000 square feet of a 437,297 square foot build-to-suit building at Space Center Sycamore Canyon in the Sycamore Canyon Business Park area of the city of Riverside. The plant will focus on the retail market and will significantly strengthen Quebecor World's presence on the West Coast. Additionally, 50,000 square feet of the Riverside facility will be designated for the newest Quebecor World Logistics consolidation facility, which will enhance Quebecor World's distribution capabilities in Southern California and Arizona.

Quebecor World plans to relocate from its existing facility in Ontario, CA and expand its production capacity. The company is planning to transfer all 110 Ontario employees to the Riverside facility and anticipates doubling its workforce for skilled manufacturing, management, sales and entry-level positions. The new facility will initially be equipped with seven web offset heatset presses, with the potential for additional expansion. Start-up of the first three presses is planned for the fourth quarter of 2002, with the remaining four presses to be installed during the first quarter of 2003.

Essential to Quebecor World's choice in moving to Riverside was a business friendly environment, stated Georg Decker, Vice President of Operations, Quebecor World Retail Group. "The company had specific requirements including rail service and a location with easy access to the Southern and Central California markets. The low cost utilities and the exceptional quality of life offered in Riverside is what really swayed us. Many of our employees are already located within the area and have deep roots within the Inland Empire."

"Quebecor World's decision to locate in Riverside is a huge success for the city," stated Kevin Palmer, Economic Development Manager for the city of Riverside. "They will be a fine addition to the growing list of quality firms locating in Sycamore Canyon." This announcement follows the recent expansion of Pepsi's Sycamore Canyon bottling plant and Magnussen Furniture's announcement in April that they would be moving their North American distribution facility to a 400,580 square foot building in Sycamore Canyon Business Park. Riverside is already home to several similar commercial printing operations including the Wall Street Journal and the Press Enterprise.

Quebecor World will use approximately half of the building that will be built by Fullmer Construction. The other half is currently available for lease according to Graham Tingler, Western Regional President for Space Center Inc., the developer of Space Center Sycamore Canyon. Quebecor World was represented by Ron Washle and Mark Kegans of Grubb & Ellis and Space Center was represented by the Trammell Crow Company in this real estate transaction. Space Center owns approximately 48 acres of land within the Sycamore Canyon Business Park with land entitlements in place for a second 426,300 square foot building.

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com
             ---------------------

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           QUEBECOR WORLD INC.



                           By:    /s/ Marie D. Hlavaty
                                  -------------------------------------------
                           Name:  Marie D. Hlavaty
                           Title: Vice President, General Counsel & Secretary



Date: May 13, 2002